UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77939 / May 27, 2016

Admin. Proc. File No. 3-17110

In the Matter of

DISASTER PREPAREDNESS SYSTEMS, INC.,
ELECTRIC MOTO CORP., and
EMO CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired.  No such petition has been filed by Disaster Preparedness Systems, Inc., Electric Moto
Corp., or EMO Corp. and the Commission has not chosen to review the decision on its own
initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Disaster Preparedness Systems, Inc., Electric Moto
Corp., and EMO Corp.[2]  The order contained in that decision is hereby declared effective.  The
initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934,
the registrations of each class of registered securities of Disaster Preparedness Systems, Inc.,
Electric Moto Corp., and EMO Corp. are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Brent J. Fields
Secretary

---

[1]     17 C.F.R. § 201.360(d).

[2]     *Disaster Preparedness Sys., Inc., Elec. Moto Corp., and EMO Corp.,* Initial Decision
Release No. 997 (Apr. 6, 2016), 113 SEC Docket 17, 2016 WL 1359481.  The Central Index
Key numbers are:  1383200 for Disaster Preparedness Systems, Inc.; 1322437 for Electric Moto
Corp.; and 1144942 for EMO Corp.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| | |
|---|---|
| In the Matter of<br><br>DISASTER PREPAREDNESS SYSTEMS, INC.,<br>ELECTRIC MOTO CORP., and<br>EMO CORP. | INITIAL DECISION ON DEFAULT<br>April 6, 2016 |

APPEARANCE:      Neil J. Welch, Jr., for the Division of Enforcement,
Securities and Exchange Commission

BEFORE:         Brenda P. Murray, Chief Administrative Law Judge

On February 10, 2016, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission and are delinquent in their periodic filings. Respondents were served with the OIP by February 28, 2016, and their answers were due within ten days of service. *Disaster Preparedness Sys., Inc.*, Admin. Proc. Rulings Release No. 3729, 2016 SEC LEXIS 1063 (ALJ Mar. 22, 2016).

Respondents did not appear at a prehearing conference on March 17, 2016, at which the Division of Enforcement stated that no Respondent had communicated with the Division. Tr. 3. I issued an order to show cause on March 22, 2016, that required Respondents to respond by April 1, 2016, why this proceeding should not be determined against them and warning that they would be found in default if they failed to respond. *Id.*

Respondents are in default because to date they have not filed answers, did not participate in a prehearing conference, or otherwise defend the proceeding.[1] *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, I find the allegations in the OIP to be true.

**Findings of Fact**

---

[1] I received a filing from Disaster Preparedness Systems, Inc., but ruled that it did not constitute an answer under Rule 220. *Disaster Preparedness Sys., Inc.*, 2016 SEC LEXIS 1063.

Disaster Preparedness Systems, Inc., Central Index Key (CIK) No. 1383200, is a permanently revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 2007, which reported a net loss of $1,725,276 from the company's November 30, 2004, inception to August 31, 2007.

Electric Moto Corp., CIK No. 1322437, is a merge dissolved Nevada corporation located in Ashland, Oregon, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $71,968 for the prior nine months.

EMO Corp., CIK No. 1144942, is a permanently revoked Nevada corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on June 13, 2002.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

## Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

## Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend

the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports for several years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008).

Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities

**Order**

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Disaster Preparedness Systems, Inc., Electric Moto Corp., and EMO Corp. are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have

twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

_____
Brenda P. Murray
Chief Administrative Law Judge